

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

Via E-mail
John B. Richards
Chief Executive Officer
The Joint Corp.
16767 N. Perimeter Drive, Suite 240
Scottsdale, AZ 85260

> **Re: The Joint Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on October 9, 2014**
> **File No. 333-198860**

Dear Mr. Richards:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references to prior comments refer to our letter, dated October 3, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Person Transactions

Transactions Involving Certain Officers, Directors and Stockholders, page 70

1.   We note your response to prior comment 10. Please revise the prospectus to provide the information included in your response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition

Regional Developer Fees, page F-11

2.   We note your response to prior comment 13, including your supplemental analysis of clinic openings by region. In your response, you indicate that the difference between estimated and contractual minimum clinic openings had an immaterial impact on the periods presented. However, it is not clear from your supplemental analysis how you reached this conclusion. Please provide a complete SAB 99 analysis for the periods presented, including your consideration of both quantitative and qualitative factors.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Adviser, at (202) 551-3579 or, in her absence, me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                        Sincerely,

                                                        /s/ Mark P. Shuman

                                                        Mark P. Shuman
                                                        Branch Chief – Legal

cc: Via E-mail
        Craig P. Colmar, Esq.
        Johnson and Colmar